Exhibit 3.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

THIS SECOND AMENDMENT (this “Amendment”), dated as of June 13, 2011, to the Rights Agreement, dated as of August 13, 2008, as amended by the First Amendment, dated as of February 23, 2009 (as amended, the “Rights Agreement”), by and between Hampshire Group, Limited, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (the “Rights Agent”).

R E C I T A L S

                WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

 WHEREAS, all capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Rights Agreement;

                WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 27 thereof;

 WHEREAS, the Board of Directors of the Company (the “Board”) intends to approve the execution, delivery and performance by the Company of that certain Agreement and Plan of Merger by and among the Company, RG Merger Sub, S.A., a Honduran sociedad anonima (“Merger Sub”), Rio Garment S. de R.L., a Honduran limited liability company (“Rio”), the equity holders of Rio (the “Equityholders”) and the representative of the Equityholders (the “Equityholders’ Representative”) (as amended and supplemented from time to time, the “Merger Agreement”), pursuant to which Rio will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger and the Equityholders will receive as partial consideration shares of common stock, par value $0.10, of the Company;

 WHEREAS, in contemplation of the Merger and the other transactions contemplated by the Merger Agreement, the Board deems it necessary and desirable and in the best interests of the Company and its shareholders to adopt this Amendment; and

                NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and herein, the parties hereto agree as follows:

A G R E E M E N T

1.           Transactional Exemption.  The Rights Agreement is hereby amended by adding the following paragraph (c)  to Section 35 of the Rights Agreement:

“(c) The foregoing or any provision to the contrary in this Agreement notwithstanding, neither (i) the acquisition of Common Shares by Paul Buxbaum (“Buxbaum”), David Gren (“Gren”) and YIH III, LLC, a Delaware limited liability company (“YIH”, and together with Buxbaum and Gren, the “Equityholders”), pursuant to the approval, execution, delivery or performance of that certain Agreement and Plan of Merger, dated June 13, 2011, by and among the Company, RG Merger Sub, S.A., a Honduran sociedad anonima, Rio Garment S. de R.L., a Honduran limited liability company, the Equityholders and the representative of the Equityholders as provided therein (as amended and supplemented from time to time, the “Merger Agreement”), nor (ii) the acquisition of Common Shares after September 1, 2011 by any Equityholder or any Affiliate or Associate of any Equityholder, shall cause any such Person to become an “Acquiring Person” (as that term is defined in Section 1(a) hereof) or give rise to any event that, through the passage of time or otherwise, would result in the occurrence of a “Shares Acquisition Date” or a “Distribution Date” (as those terms are defined in Section 1(dd) and 3(a), respectively, of this Agreement), provided that, after giving effect to any acquisition(s) set forth in clauses (i) or (ii) in this Section 35(c) (including, for the avoidance of doubt, the Holdback Shares (as defined in the Stockholder Rights Agreement, between the Company and the individuals and entities listed on Schedule A thereto)) the Equityholders, together with their Affiliates and Associates, Beneficially Own in the aggregate (but excluding any Common Shares of which David Gren has or may acquire Beneficial Ownership solely as a result of the issuance of options or Common Shares to him in his capacity as an employee of the Company or any Affiliate of the Company) less than 34.9% of the issued and outstanding Common Shares.”

2.           Amendment of Section 29.  Section 29 of the Rights Agreement is hereby amended by adding the following sentence to the end thereof:

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of (i) the approval, execution or delivery of the Merger Agreement or any related agreements, (ii) the consummation of the Merger, (iii) the consummation of any of the other transactions contemplated by the Merger Agreement and related agreements or (iv) the public announcement of any of the foregoing.”

3.           Effectiveness.  This Amendment shall be deemed effective as of the date first written above, as if executed on such date, immediately prior to the execution of the Merger Agreement; provided, however, that if the Merger Agreement is terminated for any reason, this Amendment shall no longer be applicable or of any further force and effect.  Except as specifically amended by this Amendment, all other terms and conditions of the Rights Agreement shall remain in full force and effect and are hereby ratified and confirmed.

4.           Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; PROVIDED, HOWEVER, that all provisions regarding the rights, duties, obligations and immunities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.  This Amendment may be executed in any number of counterparts (which may be effectively delivered by facsimile or other electronic means) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.  Descriptive headings of the several sections of the Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the day and year first written above.

HAMPSHIRE GROUP, LIMITED.

By:	/s/ Heath L. Golden
Name: Heath L. Golden
Title: Chief Executive Officer

MELLON INVESTOR SERVICES LLC

By:	/s/ Stephen Jones
Name: Stephen Jones
Title: Vice-President